05037033

SECUR[illegible] [illegible]SION
Washing[illegible]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place - 20th Floor
(No. and Street)

Boston, (City) MA (State) 02108 (Zip Code)

FEB 2 8 2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Martins (617) 531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Statements of financial condition	2
Statements of income	3
Statements of changes in member's equity	4
Statements of cash flows	5
Notes to financial statements	6-8
INDEPENDENT AUDITORS REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:	
Computation of net capital	10
Exemptive Provision Under Rule 15c3-3 of the Securities Comission	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	12-13

PMN

INDEPENDENT AUDITOR'S REPORT

WFS, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of WFS, LLC as of December 31, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of WFS, LLC for the year ended December 31, 2003, were audited by other auditors whose report dated February 13, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of WFS, LLC at December 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 7, 2005

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

www.pmn.com

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2004	2003
ASSETS		
Cash	$ 22,284	$ 71,276
Cash in clearing broker money market accounts	4,103	5,354
Deposits with clearing brokers	25,000	25,000
Commissions receivable	42,063	10,250
Prepaid expenses	9,959	7,364
	$ 103,409	$ 119,244
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 6,500	$ 18,127
Due to member for administrative services	42,098	35,948
Other liabilities	3,504	16,965
	52,102	71,040
Member's equity	51,307	48,204
	$ 103,409	$ 119,244

See notes to financial statements.

WFS, LLC

STATEMENTS OF INCOME

	Year ended December 31	
	2004	2003
REVENUE:		
Commissions	$ 655,407	$ 411,234
Rule 12b-1 fees	89,214	109,018
Interest Income	13,081	32,213
Trading gain (loss)	(2,727)	25,201
	754,975	577,666
EXPENSES:		
Wages and commissions	200,784	123,370
Administrative services	307,113	266,415
Clearing and execution fees	212,338	160,891
Audit and accounting fees	8,100	18,700
Regulatory fees and licenses	12,092	3,017
Other operating expenses	11,445	2,581
	751,872	574,974
NET INCOME	$ 3,103	$ 2,692

See notes to financial statements

PMN

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

Member's equity, December 31, 2002	$	45,512
Net income		2,692
Member's equity, December 31, 2003		48,204
Net income		3,103
Member's equity, December 31, 2004	$	51,307

See notes to financial statements.

WFS, LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,103	$ 2,692
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
(Increase) decrease in:		
Cash in clearing broker money market accounts	1,251	(5,354)
Commissions receivable	(31,813)	(4,199)
Prepaid expenses	(2,595)	(7,364)
Increase (decrease) in:		
Accounts payable and accrued expenses	(11,627)	9,627
Due to member for administrative services	6,150	16,965
Other liabilities	(13,461)	44,274
Total adjustments	(52,095)	53,949
Net cash (used) provided by operating activities	(48,992)	56,641
NET (DECREASE) INCREASE IN CASH	(48,992)	56,641
CASH, beginning of year	71,276	14,635
CASH, end of year	$ 22,284	$ 71,276

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

A. Organization and Nature of Business:

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC (WIC).

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions and Rule 12b-1 fees.

The Company engages other broker-dealers on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

B. Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a trade date basis. Receivables arising from commissions are generally collected in thirty days.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Siginificant Accounting Policies – (continued)

Income taxes:

The financial statements do not include a provision for income taxes, because the Company does not incur federal and state income taxes. Instead, its earnings or losses are included in the member's income tax returns.

C. Related Party Transactions:

Certain administrative business functions are provided by WIC to the Company pursuant to an administrative agreement (the "Agreement"), as amended. Pursuant to the Agreement, the Company pays WIC 30% of gross commission revenue for the administration of registered representative compensation. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC 99% of its net income, prior to the application of this fee, for these other administrative services. Registered representative compensation expense for the years ended December 31, 2004 and 2003 amounted to $200,784 and $123,370, respectively. Administrative service expenses for the years ended December 31, 2004 and 2003 amounted to $307,113 and $266,415, respectively. Management estimates that the amount of administrative expense paid to WIC pursuant to the terms of the Agreement approximates the expenses incurred relating to the operations of the Company's business. Amounts due to WIC pursuant to the Agreement are generally settled monthly via cash payment.

D. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's Designated Examining Authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $41,266, which was $36,266 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital at December 31, 2004 was 1.26 to 1.

E. Reserve Requirements:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

F. Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities with counterparties including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of each counterparty. 56% and 36% of the Company's 2004 gross commission revenue were trades executed by Pershing, Inc. and J B Hanauer & Co., respectively. 80% of the Company's 2003 gross commission revenue were trades executed by Pershing, Inc.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

WFS, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of WFS, LLC as of and for the year ended December 31, 2004, and have issued our report thereon dated February 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 7, 2005

PMN

WFS, LLC SECURITIES, INC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

NET CAPITAL:	
Member's equity	$ 51,307
Deductions:	
Non-allowable assets:	
Prepaid expenses	(9,959)
Total non-allowance assets	(9,959)
Haircuts on money market accounts	(82)
	(10,041)
TOTAL NET CAPITAL	$ 41,266
AGGREGATE INDEBTEDNESS:	
Included on statement of financial condition	$ 52,102
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$ 3,473
Excess net capital	$ 36,266
Excess net capital at 1000%	$ 36,056
Ratio of aggregate indebtedness to net capital	$ 1.26 to 1

There were no differences between the Company's net capital as computed above and as reported in the December 31, 2004 unaudited FOCUS report, as amended.

PMN

WFS, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

All customer transactions are cleared through other broker/dealers (Pershing, LLC) on a fully disclosed basis.

PMN

REPORT ON INTERNAL ACCOUNTING CONTROL

WFS, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of WFS, LLC, *(the Company)* for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recording of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 7, 2005